February 28, 2007

John D. Reynolds

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Dynamic Automotive, Inc., File No. 333-137277

Dear Mr. Reynolds:

Here follows our responses to your Comment Letter dated December 27, 2007. The questions raised by your comment letter are in bold and our answers to such question immediately follow each question. The Registration Statement has been amended and filed accordingly.

SB-2

Financial Statements

Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Please provide a currently dated consent with any amendment to the registration statement.

ANSWER: Pursuant to item 310(g) of Regulation S-B, the Company has amended its registration statement for six months ended December 31, 2006. The Company has also provided an updated consent.

Should your require any additional information do not hesitate to contact me at your discretion.

Sincerely,

/S/ Peter Dewhurst

Peter Dewhurst

President

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